ab 8/31

SECURI[redacted]SION

15027592

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street, Apt #4
(No. and Street)

San Francisco (City) CA (State) 94123-2246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 31 2015 11 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1 tr

OATH OR AFFIRMATION

I, Ronald Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 8/27/15

MARGARET Y PARTRICH
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires Feb. 8, 2022
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respeot to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2015 and 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2015 and 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 9 has been subjected to audit procedures performed in conjunction with the audit of Krambo Corporation's financial statements. The supplemental information is the responsibility of Krambo Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 27, 2015

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2015 and 2014

ASSETS

	2015	2014
Cash and cash equivalents	$ 153,201	$ 53,620
Fees receivable	3,900	18,300
Prepaid expenses	4,718	2,957
Lease deposit	3,712	3,712
Office furniture and equipment, net	19,993	20,697
TOTAL ASSETS	$ 185,524	$ 99,286

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,564	$ 7,171
Deferred revenue	10,371	-
Total Liabilities	11,935	7,171
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(256,327)	(337,801)
Total Stockholders' Equity	173,589	92,115
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 185,524	$ 99,286

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2015 and 2014

	2015	2014
REVENUES	$ 663,923	$ 523,526
EXPENSES		
Salaries and payroll taxes	408,966	294,437
Travel and entertainment	13,506	24,648
Insurance	1,848	1,757
Rent and occupancy	53,889	49,176
Professional services	37,902	42,094
Regulatory services	6,902	6,158
Other taxes	800	800
Depreciation	5,070	3,315
Technology, data and communication	22,258	16,963
Stationary and supplies	6,967	8,636
Postage and delivery	5,363	2,786
Subscriptions and memberships	304	912
Conferences and continuing education	425	4,068
Bad debts	14,500	-
Miscellaneous	3,404	635
Charitable contributions	350	1,000
Total Expenses	582,454	457,385
OTHER INCOME		
Interest income	5	7
Total Other Income	5	7
NET INCOME	$ 81,474	$ 66,148

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2015 and 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2013	$ 2,663	$ 427,253	$ (383,949)	$ 45,967
2014 net income	-	-	66,148	66,148
Distributions	-		(20,000)	(20,000)
BALANCES, June 30, 2014	2,663	427,253	(337,801)	92,115
2015 net income	-	-	81,474	81,474
BALANCES, June 30, 2015	$ 2,663	$ 427,253	$ (256,327)	$ 173,589

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2015 and 2014

		2015		2014
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	81,474	$	66,148
Adjustments to reconcile net income to net cash flows from operating activities:				
Depreciation		5,070		3,315
Loss on disposal of office equipment		1,798		-
Changes in operating assets and liabilities:				
Fees receivable		14,400		(10,910)
Prepaid expenses		(1,761)		(1,614)
Accounts payable and accrued expenses		10,371		(11,981)
Deferred revenue		(5,607)		-
Net Cash Flows from Operating Activities		105,745		44,958
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of office furniture and equipment		(6,164)		(17,720)
Net Cash Flows from Investing Activities		(6,164)		(17,720)
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to stockholders		-		(20,000)
Net Cash Flows from Financing Activities		-		(20,000)
Net Change in Cash and Cash Equivalents		99,581		7,238
CASH AND CASH EQUIVALENTS - Beginning of Year		53,620		46,382
CASH AND CASH EQUIVALENTS - END OF YEAR	$	153,201	$	53,620

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately three months later). The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2015 and 2014.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of three years.

Deferred Revenue

The Company consists of fees received in advance and will be recognized when earned.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

The Company applies the standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the fiscal years before 2012. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2015	2014
Office equipment and furnishings	$ 9,307	$ 6,096
Computer equipment	20,877	19,915
Total office furniture and equipment	30,184	26,011
Less: accumulated depreciation	(10,191)	(5,314)
Office furniture and equipment, net	$ 19,993	$ 20,697

Depreciation expense for the years ended June 30, 2015 and 2014 was $5,070 and $3,315.

NOTE 3 - Lease

In February 2013. the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its option to renew the lease through January 31, 2019 and has an additional option to extend the lease through January 31, 2022.

Minimum annual rents under this lease for years ending June 30 are as follows:

2016	$ 46,705
2017	48,750
2018	50,675
2019	30,275
TOTAL	$ 176,405

Rent expense was $53,889 and $49,176 for the years ended June 30, 2015 and 2014.

NOTE 4 - Concentrations

One customer accounted for approximately 39% of total revenues for the year ended June 30, 2015 and four customers accounted for approximately 21%, 13%, 13% and 12% of total revenues for the year ended June 30, 2014.

Accounts receivable consisted of two customers as of June 30, 2015 and two customers as of June 30, 2014.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2015 and 2014, the Company had net capital of $138,202 and $45,377 which was $133,202 and $40,377 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1 and .16 to 1 as of June 30, 2015 and 2014.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2015 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through August 27, 2015, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2015.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	173,589
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		3,900
Prepaid expenses		4,718
Lease deposit		3,712
Furniture and equipment, net		19,993
Total non-allowable assets		32,323
Net capital before haircuts on securities positions		141,266
Haircuts on securities positions		3,064
Net capital	$	138,202

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statements of financial condition	$	11,935

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital	$	133,202
Excess net capital less 120% of minimum requirement	$	132,202
Ratio: Aggregate indebtedness to net capital		.09 to 1

KRAMBO CORPORATION

Member FINRA/SIPC

August 28, 2015

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Securities and Exchange Commision
San Francisco Regional Office
44 Montgomery Street, Suite 2800
San Francisco, California

Attached are the following

1. Krambo Corporation Financial Statements, including Report of Independent Registered Accounting Firm as of and for the Years Ended June 30,2015 and 2014.

2. Facing Page to Annual Audited Report including Oath or Affirmation

3. Financial Statements and Computation of Net Capital

4. Exemption Report including Report of Independent Registered Public Accounting Firm for the Year Ended June 30, 2015.

5. Copy of SIPC Supplemental Report (Agreed Upon Procedures including Form SIPC-7 as of and for the year ended June 15, 2015)

6. Copy of Report of Independent Registered Accounting Firm regarding material deficiency under Accounting Standard 5.

Sincerely,

Ronald J. Gruber
President

KRAMBO CORPORATION
San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2015 and 2014

KRAMBO CORPORATION
San Francisco, California

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended June 30, 2015

BAKER TILLY

Candor. Insight. Results.

KRAMBO CORPORATION

San Francisco, California

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended June 30, 2015

KRAMBO CORPORATION

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Member
Krambo Corporation
Camas, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Krambo Corporation (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Krambo Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended June 30, 2015 with amounts reported in the Form SIPC-7 for the year ended June 30, 2015 noting revenue was overreported on the Form SIPC-7 by $10,376. This resulted in the Company overpaying their general assessment fee by $80.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **6/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020957 FINRA JUN
KRAMBO CORPORATION
1355 BAY ST APT 4
SAN FRANCISCO CA 94123-2246

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,686

B. Less payment made with SIPC-6 filed (**exclude interest**) (650)

1-14-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,036

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,036

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2014**
and ending **6/30/2015**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 674,299
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 674,299
2e. General Assessment @ .0025	$ 1,686 (to page 1, line 2.A.)

an independent member of
BAKER TILLY
INTERNATIONAL

KRAMBO CORPORATION

San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2015

BAKER TILLY

Candor. Insight. Results.

KRAMBO CORPORATION
San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2015

KRAMBO CORPORATION

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Krambo Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Krambo Corporation identified the following provision of 17 C.F.R. § 15c3-3(k) under which Krambo Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Krambo Corporation stated that Krambo Corporation met the identified exemption provisions throughout the year ended June 30, 2015, without exception. Krambo Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Krambo Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 27, 2015

KRAMBO CORPORATION
THE PRESIDIO OF SAN FRANCISCO
MAIL CALL BOX 29310
SAN FRANCISCO, CA 94129-0310
+1-415-281-4100
FAX +1-415-921-0706

August 19, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Krambo Corporation claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from July 1, 2014 through June 30, 2015 because Krambo Corporation does not now carry any margin accounts, does not receive or hold customer funds or hold or safekeep securities, and does not owe money or securities to its customers.

Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Sincerely

Ronald J. Gruber
President

an independent member of
BAKER TILLY
INTERNATIONAL

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
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Management and the Board of Directors
Krambo Corporation
1355 Bay Street
Apt #4
San Francisco, California 94123-2246

We have substantially completed our audit of the financial statements of Krambo Corporation (the "company") as of June 30, 2015 and for the year then ended, in accordance with standards of the Public Company Accounting Oversight Board (United States). In planning and performing our audit, we considered the company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiency that we believe to be a material weakness:

- We proposed a material audit adjustment to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a significant deficiency:

- There is a lack of segregation of duties in the accounting department. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 27, 2015